Exhibit 12
L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	First Half Ended
	July 1, 2011
	($ in millions)
Earnings:
Income before income taxes	$664
Less: Net income attributable to noncontrolling interests	(6)

Income before income taxes after noncontrolling interests	$658
Add:
Interest expense	114
Amortization of debt expense	5
Interest component of rent expense	30

Earnings	$807
Fixed charges:
Interest expense	114
Amortization of debt expense	5
Interest component of rent expense	30

Fixed charges	$149

Ratio of earnings to fixed charges	5.4	x